Exhibit 99.1

A message to our customers, partners, and extended community:

We are more determined than ever as the DAP market leader to build a strong, sustainable business, even as we face strong macroeconomic headwinds. The path to profitability and long-term growth is paved with difficult decisions that we need to make in order to ensure our collective success.

We took actions this week to create a leaner, more efficient organization that better reflects our near-term growth expectations, while setting us on a path to profitability and long-term growth. We have made the painful decision to reduce our workforce by 112 employees, representing approximately 10% of our organization, in order to meet our current business needs, better equip us for future scale, and deliver the utmost value to our customers.

We will continue to innovate and deliver the value expected as the DAP leader.

This means that some of our team members who have helped build this company and bring it to where it is today will be leaving us. This is a difficult week in WalkMe’s history, and not a decision I have taken lightly.

I know how incredibly difficult it is for those impacted and also how it affects everyone who remains who have to part with their friends and colleagues.

We cannot ignore the macroeconomic headwinds facing us and our customers right now. We built an organization based on market assumptions that are now very different from the economic reality we and many others find ourselves in. I take full responsibility for decisions that have now led us to the thoughtful yet difficult actions required to drive success.

I want to assure you, our long-term strategy is unchanged. DAP is an inevitability. We believe it will become the standard for how enterprises overcome the massive friction created by tech overload.

The DAP category is at a tipping point, and the opportunity ahead is massive. We are weeks away from one of our most exciting product launches of the year, giving customers the visibility they need to make more informed choices when optimizing software spend. And WalkMe is well positioned to be an essential player as generative AI transforms the way we interact with software.

To our customers, partners, and extended community, WalkMe remains well-resourced to deliver on our commitments to you. Our team is wholly focused on building great products, meeting the unique scalability, security, and support demands of the enterprise, connecting you with the largest network of DAP professionals, and going to market together with partners to solve our joint customers’ biggest challenges. You are in good hands.

These changes will help ensure WalkMe’s continued leadership in the DAP category, make us a leaner, more efficient business on the path to profitability, and better enable us to scale as the macroeconomic environment improves, customer needs evolve, and the category accelerates.

We are excited to continue on that journey with you.

Dan

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release other than statements of historical fact, including, without limitation, statements regarding our reduction in force initiatives and expected impact therefrom, the Company’s expected future growth, financial performance and business strategy, and future product launches, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue; our estimates of, and future expectations regarding, our market opportunity; the impact of adverse macroeconomic changes on our business, financial condition and results of operations; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; and our relationships with, and dependence on, various third-party service providers; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 14, 2023, and other documents filed with or furnished to the Securities and Exchange Commission. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.